UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Arc Logistics Partners LP

(Name of Issuer)
Common Stock

(Title of Class of Securities)
03879N101

(CUSIP Number)

December 31, 2013**
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This Schedule 13G amendment is being filed to correct and restate the initial Schedule 13G, filed on February 13, 2014 (the “Initial Schedule 13G”), in order to report that none of the Reporting Persons (defined herein) beneficially owned more than 5% of the Shares (defined herein) as of the event date in the Initial Schedule 13G. The Initial Schedule 13G was filed due to an inadvertent internal double-counting of a position in the Shares, which has now been rectified.

CUSIP No. 03879N101	SCHEDULE 13G/A	Page 2 of 12 Pages

1		NAME OF REPORTING PERSONS Guggenheim Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 303,890
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 303,890
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 303,890
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.42%
12		TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 03879N101	SCHEDULE 13G/A	Page 3 of 12 Pages

1		NAME OF REPORTING PERSONS Guggenheim Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 303,890
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 303,890
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 303,890
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.42%
12		TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 03879N101	SCHEDULE 13G/A	Page 4 of 12 Pages

1		NAME OF REPORTING PERSONS GI Holdco II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 303,890
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 303,890
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 303,890
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.42%
12		TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 03879N101	SCHEDULE 13G/A	Page 5 of 12 Pages

1		NAME OF REPORTING PERSONS GI Holdco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 303,890
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 303,890
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 303,890
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.42%
12		TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 03879N101	SCHEDULE 13G/A	Page 6 of 12 Pages

1		NAME OF REPORTING PERSONS Guggenheim Partners Investment Management Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 303,890
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 303,890
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 303,890
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.42%
12		TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 03879N101	SCHEDULE 13G/A	Page 7 of 12 Pages

Item 1.	(a) Name of Issuer:

Arc Logistics Partners LP

(b) Address of Issuer’s Principal Executive Offices:

725 Fifth Avenue, 19th Floor, New York, NY 10022

Item 2.	(a) Name of Person Filing:

This Statement is jointly filed by Guggenheim Capital, LLC, Guggenheim Partners, LLC, GI Holdco II, LLC, GI Holdco, LLC, and Guggenheim Partners Investment Management Holdings, LLC (“GPIMH”). This Statement relates to the shares of Common Stock (the “Shares”), of the Issuer indirectly beneficially owned by GPIMH and directly beneficially owned by certain other subsidiaries of Guggenheim Capital, LLC (the “Subsidiaries”). Guggenheim Capital, LLC is the majority owner of Guggenheim Partners, LLC, GI Holdco II, LLC, GI Holdco, LLC, and GPIMH. The Subsidiaries are registered investment advisers under Section 203 of the Investment Advisers Act of 1940. Guggenheim Capital, LLC is also the majority owner of the Subsidiaries, each of which beneficially owns less than 5% of the Shares reported herein.

(b) Address of Principal Business Office, or, if none, Residence:

Guggenheim Capital, LLC: 227 West Monroe Street, Chicago, IL 60606

Guggenheim Partners, LLC: 227 West Monroe Street, Chicago, IL 60606

GI Holdco II, LLC: 330 Madison Avenue, New York, NY 10017

GI Holdco, LLC: 330 Madison Avenue, New York, NY 10017

Guggenheim Partners Investment Management Holdings, LLC: 330 Madison Avenue, New York, NY 10017

(c) Citizenship:

Guggenheim Capital, LLC is a Delaware limited liability company.

Guggenheim Partners, LLC is a Delaware limited liability company.

GI Holdco II, LLC is a Delaware limited liability company.

GI Holdco, LLC is a Delaware limited liability company.

Guggenheim Partners Investment Management Holdings, LLC is a Delaware limited liability company.

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

03879N101

CUSIP No. 03879N101	SCHEDULE 13G/A	Page 8 of 12 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 03879N101	SCHEDULE 13G/A	Page 9 of 12 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As of December 31, 2013, Guggenheim Capital, LLC may be deemed the beneficial owner of 303,890 Shares, which amount includes 303,890 Shares beneficially owned directly by the Subsidiaries and beneficially owned indirectly by Guggenheim Partners Investment Management Holdings, LLC, GI Holdco, LLC, GI Holdco II, LLC and Guggenheim Partners.

(b) Percent of class:

4.42% of the Common Stock

(c) Number of shares as to which the person has:

Guggenheim Capital, LLC, Guggenheim Partners, LLC, GI Holdco II, LLC, GI Holdco, LLC, Guggenheim Partners Investment Management Holdings, LLC

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: See Item 4(a) above. 303,890

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: See Item 4(a) above. 303,890

CUSIP No. 03879N101	SCHEDULE 13G/A	Page 10 of 12 Pages

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See disclosure in Item 2 hereof.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 03879N101	SCHEDULE 13G/A	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014

Guggenheim Capital, LLC
By: Robert Saperstein

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

Guggenheim Partners, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

GI Holdco II, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

GI Holdco, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

Guggenheim Partners Investment Management Holdings, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

CUSIP No. 03879N101	SCHEDULE 13G/A	Page 12 of 12 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Arc Logistics Partners LP, dated as of December 31, 2013 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 13, 2014

Guggenheim Capital, LLC
By: Robert Saperstein

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

Guggenheim Partners, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

GI Holdco II, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

GI Holdco, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

Guggenheim Partners Investment Management Holdings, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director